October 5, 2000   **EXHIBIT 10.19A**

Mr. James A. Cote'
22377 Saddleback Drive
Danville, California 94525

Dear Jim:

The letter will serve to formalize the details surrounding your separation of employment from Associated Estates Realty Corporation and MIG II Realty Advisors and the consulting arrangement that will follow.

Effective September 15, 2000, you have resigned your position as Vice President of Associated Estates Realty Corporation and President of MIG II Realty Advisors and all other AEC affiliated companies. You acknowledge, understand and agree that (i) you are terminating your employment according to the last sentence of Section 2. B. 1. of the Amended And Restated Confidentiality And Noncompete Agreement between you and the Company dated January 26, 2000 (the "Confidentiality and Noncompete Agreement") and as a result, effective midnight on September 15 your wages and benefits will cease and (ii) all of the confidentiality and noncompete provisions of the Confidentiality and Noncompete Agreement shall remain in full force and effect as provided in the document.

Under separate cover, information regarding your rights under COBRA and the details relating to funds invested in your account as part of the AERC 401(k) Savings Plan will be mailed to your home address or other forwarding address, if you so request to our HR Department in writing.

 Immediately following the effective date of your resignation, you have agreed to act as a consultant to, or perform services for the Company and its affiliates, under the following terms and conditions:

1.   **SERVICES**. You will perform your services as an independent contractor and not as an employee of the Company or any of its affiliates. As an independent contractor, you will devote the time and attention necessary to carrying out tasks, which the President may assign to you from time to time, including without limitation the following:
   .   Attending periodic meetings with MIG II's clients in conjunction with other MIG II employees.
   .   Providing periodic updates of pension industry trends.
   .   Providing timely reports and debriefings of communications with MIG II clients.
   ,   Providing periodic recommendations on specific actions to be taken with MIG II clients.

TERM OF AGREEMENT. The original term of this Consulting Agreement shall be for a period of six (6) months commencing September 15, 2000 and ending March 15, 2001 (the "Original Term").

3.   **CONSULTING FEE.** For services rendered during the Original Term you will be paid the following sums:

A. The sum of Seventy Five Thousand Dollars ($75,000) payable in six (6) monthly installments of Twelve Thousand Five Hundred Dollars ($12,500) each, payable in arrears, commencing October 15, 2000;

B. Subject to the provisions of numbered paragraph 5. of this Consulting Agreement, if the Company exercises its option to extend the Original Term as provided in numbered paragraph 4. of this Consulting Agreement, then on or before April 15, 2001, you shall be paid an additional sum of Seventy Five Thousand Dollars ($75,000) in a single lump sum payment;

C. Subject to the provisions of numbered paragraph 5. of this Consulting Agreement, if the Company fails to exercise its option to extend the Original Term as provided in numbered paragraph 4. of this Consulting Agreement, then you shall be paid the additional sum of Seventy Five Thousand Dollars ($75,000) payable in six (6) monthly installments of Twelve Thousand Five Hundred Dollars ($12,500) each, payable in arrears, commencing April 15, 2001.

4. **EXTENSION OF TERM** . The Company may elect to extend the Original Term for six (6) months, beginning March 15, 2001 and ending September 15, 2001, upon the same terms and provisions as provided in this Consulting Agreement, except there shall be no further renewal period and for the services rendered by you during the extended term of this Consulting Agreement, subject to the provisions of numbered paragraph 5. of this Consulting Agreement, you shall be paid the sum of One Hundred Twenty Five Thousand Dollars ($125,000) payable in six (6) monthly installments of Twenty Thousand Eight Hundred Thirty Three Dollars ($20,833) each, payable in arrears beginning April 15, 2001.

5. **ADJUSTMENT OF FEES**. The consulting fees payable pursuant to numbered paragraphs 3.B., 3.C. and 4. of this Consulting Agreement shall be subject to adjustment and reduction if at the time when any payment becomes due as provided in those paragraphs, the gross monthly fees then earned from MIG II's investment advisory business for the full calendar month preceding the payment are less than the gross fees earned from MIG II's investment advisory business for the full calendar month of September, 2000. Under such circumstances the applicable payment shall be equal to the product of the applicable consulting fee and a fraction, the numerator of which is the fees earned by MIG II during the applicable comparison period and the denominator of which is the fees earned by MIG II for the month of September 2000. For example, if the applicable fee is the consulting fee payable on June 15, 2001, and the gross fees earned from MIG II's investment advisory business for the calendar month of May, 2001 are $250,000 and the gross fees earned from MIG II's investment advisory business for the month of September, 2000 were $300,000, then the June 15, 2001 payment would be $17,360.83 rather than $20,833. Each comparison shall be computed separately without regard to any other comparison period or cumulative effect. No additional consulting fees shall become payable because the consulting fee for any particular comparison period may be greater than the gross fees earned from MIG II's investment advisory business for the month of September, 2000. However, (i) if under the circumstances described in the first sentence of this paragraph, your consulting fees are subject to adjustment and reduction, and (ii) prior to September 15, 2001, MIG II receives a new allocation of uninvested discretionary funds from any new

or existing pension fund client, then notwithstanding anything to the contrary contained herein, the Company will allow credit to be given to such new allocation even though the fees attributable to such allocation(s) have not then been earned. Under such circumstances, it shall be assumed that the entire allocation(s) has been invested and earning advisory and management fee income based upon the schedule of fees payable under then current contracts with the applicable pension fund client or in the case of a allocation(s) from a new pension fund client then in accordance with the applicable fee schedule as provided in the advisory agreement between MIG II and such new pension fund client. Under no circumstances may the application of the provisions of the preceding sentence result in consulting fees exceeding those payable pursuant to the applicable provisions of numbered paragraphs 3.B., 3.C. or 4. of this Consulting Agreement.

6.   **REPRESENTATION BY CONSULTANT**. You represent and warrant that you have full and complete rights to enter into this Agreement and that you are under no obligation to your new employer or any other third party that would conflict with any part of this Agreement. Moreover, you represent and warrant that you have disclosed to your new employer the existence and material terms of both this Consulting Agreement and the Confidentiality and Noncompete Agreement and your new employer has not objected to your performing the services contemplated by this Consulting Agreement or your compliance with the terms of the Confidentiality and Noncompete Agreement.

7.   **REIMBURSEMENT OF EXPENSES**. The Company will reimburse you for all reasonable out of pocket travel and related expenses incurred by you in connection with your performing the services contemplated by this Agreement.

Jim, I believe the above captures all of our discussions. Please accept my personal gratitude for your contributions to both MIG and AEC over the past 10 years. We look forward to engaging you in this new capacity. Please acknowledge your agreement to the terms of this letter below and return to me.

Sincerely,

/s/ Louis E. Vogt
Louis E. Vogt
President & COO

I agree to the terms set forth above.

/s/ James A. Cote'   October 5, 2000
James A. Cote'   Date